Exhibit 99.47

For Ministry Use Only

Ministry of Consumer and Ontario Business Services CERTIFICATE	Ontario Corporation Number Numero de la Societe en Ontario 1641095
This is to certify that theses articles are effective on
DECEMBER 17 DECEMBRE, 2004
"signed" Director Business Corporations Act

Trans Code	Stat.	Comp. Type	Method Incorp.	Share
A	O	A	3	S
18	28	29	30	31

	Notice Req'd	Jurisdiction
	N	ONTARIO
	32	33 47

Form 6 Business Corporations Act	Articles of Continuance

1.

The name of the corporation is:

SILVER WHEATON CORP.

2.

The corporation is to be continued under the name (if different from 1):

N/A

3.

Name of jurisdiction the corporation is leaving:

Alberta

(Name of Jurisdiction)

4.

Date of incorporation/amalgamation:

1994/08/23

(Year, Month, Day)

5.

The address of the registered office in Ontario is:

Scotia Plaza, 40 King Street West, Suite 2100

(Street & Number, or R.R. Number & if Multi-Office Building give Room Number)

Toronto, Ontario

M5H 3C2

(Name of Municipality or Post Office)

(Postal Code)

6.

Number (or minimum and maximum number) of directors is:

A minimum of one (1) director and a maximum of ten (10) directors.

7.

The director(s) of the corporation are:

First name, initial and surname	Address for service, giving street & No. or R.R. No., Municipality and Postal Code	Resident Canadian State Yes or No

John Brough	3470 Savannah Place Vero Beach, Florida USA 32963	No

Peter Gillin	72 Clarendon Avenue Toronto ON M4V 1J3	Yes

Eduardo Luna	Lago Nyassa 12-2 Col. Granada 11520 Mexico D.F. Mexico	No

Wade Nesmith	3198 Paisley Road North Vancouver BC V7R 1C9	Yes

Ian Telfer	2941 Palmerston Avenue Vancouver BC V7V 2X2	Yes

8.

Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise:

None.

9.

The classes and any maximum number of shares that the corporation is authorized to issue.

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares.

10.

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Please see page 4(a) attached hereto.

4(a)

The Directors of the Corporation may at any time issue any Preferred Shares in one or more series, each series to consist of such number of shares as may be determined by the Directors. The Directors may determine at the time of issuance the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

SPECIAL RIGHTS, PRIVILEGES, RESTRICTIONS AND

CONDITIONS ATTACHING TO EACH CLASS OF SHARES

(I)

DIVIDENDS

(A)

Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to which any series of Preferred shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

(II)

REPAYMENT OF CAPITAL

(A)

On the winding-up, liquidation or dissolution of the Corporation or upon the happening of any other event giving rise to a distribution of the Corporation’s assets other than by way of dividend amongst its Shareholders for the purposes of winding-up its affairs (any such occurrence is hereafter called “Winding-Up”), subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred shares, the holders of all shares shall be entitled to participate pari passu.

(III)

VOTING RIGHTS AND RESTRICTIONS

(A)

Common shares.  At all meetings of Shareholders of the Corporation, each holder of Common shares shall be entitled to one (1) vote for each Common share held.

(B)

Preferred shares.  The holders of the Preferred shares shall have no right to receive notice of or to be present at or vote either in person or by proxy, at any general meeting of the Corporation by virtue of or in respect of their holding of Preferred shares.

11.

The issues, transfer of ownership of shares is/is not restricted and the restrictions (if any) are as follows:

None.

12.

Other provisions (if any)

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporation Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a)  borrow money upon the credit of the Corporation;

(b)  issue, re-issue, sell or pledge debt obligations of the Corporation;

(c)  subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation to any person; and

(d)  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

The directors of the Corporation may, between annual general meetings of the Corporation, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual general meeting, and in no event shall the total number of directors exceed the maximum number of directors.

13.

The corporation has complied with subsection 180(3) of the Business Corporations Act.

14.

The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on.

2004/12/08
(Year, Month, Day)

15.

The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated thereunder.

These articles are signed in duplicate.

SILVER WHEATON CORP.

(Name of Corporation)

By/Par:	/s/ Paul M. Stein	Secretary
	(Signature)	(Description of Office)

Paul M. Stein